CARDINAL MINERALS, INC.
                         2950 E. FLAMINGO ROAD, SUITE B
                             LAS VEGAS, NEVADA 89121

                                   ----------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                       NOTICE OF CHANGE IN THE COMPOSITION
                          OF THE BOARD OF DIRECTORS AND
                                CHANGE OF CONTROL

                                January 25, 2004

                                   ----------

         This Information Statement is being furnished to holders of record of the common stock, par value $.01 per share, of Cardinal Minerals, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

         No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.

                                  INTRODUCTION

      We anticipate that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the share exchange agreement discussed below under "Change of Control" will be completed. At that time: o Cardinal will issue at least 19,000,000 shares of common stock to the current stockholders of Universal Food and Beverage Company, a Delaware corporation ("Universal"), in exchange for all the outstanding shares of capital stock of Universal, by which transaction Universal will become a wholly owned subsidiary of Cardinal. Universal will continue as a separate corporation under the laws of the State of Delaware. Additional shares may be issued to the extent Universal has issued its shares for various acquisitions prior to the closing. Outstanding options and warrants of Universal will be assumed by Cardinal, by their terms.

      o In conjunction with the share exchange and as conditions to it, Cardinal will effect a change in its corporate name to Universal Food and Beverage Company and effect a reverse stock split at the rate of one new share of common stock for 10 outstanding shares.

      o As a result of the reverse stock split and the issuance of the acquisition shares the stockholders of Universal will become the holders of the majority of the outstanding shares of common stock of Cardinal and be in control of the company.

      o At the consummation of the share exchange, the current directors and officers of Cardinal will resign. At that time Messrs. Duane N. Martin and Marc Fry will be appointed as new directors and shall constitute the entire board of directors. Messrs. Duane N. Martin, Marc R. Fry and Ralph M. Passino will be the executive officers of Cardinal after the share exchange.

         Because of the change in the composition of our board of directors and the issuance of securities pursuant to the share exchange agreement, there will be a change in control of our company on the date the transactions are completed.

         As of January 18, 2005, we had issued and outstanding 24,426,092 (before the anticipated reverse split at the rate of 10 for one, effective as a condition to the share exchange) shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the share exchange agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the transactions under the share exchange agreement.

                              BUSINESS OF UNIVERSAL

         Universal, a Chicago-based company, currently has the management agreement for the operation of a water bottling plant in Independence, Virginia and is negotiating to acquire this bottling plant and other assets for the purpose of bottling and distributing water in the United States and Canada. Universal is currently managing the plants it is attempting to purchase.

         Universal is a start up enterprise founded in July 2004. Universal is not yet an operating business other than its management operations and does not have any significant operating assets or amount of working capital. Prior to the share exchange, it plans to acquire some of the operating assets it will need for its business plan and raise operating capital largely using its common stock and warrants to purchase its common stock. There is no assurance that it will be able to do this.

                                CHANGE OF CONTROL

         On September 28, 2004, Cardinal and Universal entered into the share exchange agreement. The shareholders of Universal prior to the closing will also become signatories to the share exchange agreement not later than the exchange date. The anticipated closing date for the share exchange is the week of February 9, 2005. After the new issuances to the holders of Universal stock, taking into effect the reverse split which is a condition set forth in the share exchange agreement, the total outstanding shares of Cardinal will be not less than approximately 21,442,610 shares, with additional shares to be issued by Cardinal depending on whether or not Universal effected any of the permissible acquisitions with its securities that will also be exchanged for shares of Cardinal. Based on the current outstanding and the proposed issuance of the minimum for the share exchange, the shareholders of Universal will hold approximately 88% of the shares after the share exchange. The share exchange agreement also provides that Roland Vetter, Carol O'Shea, Dana Hansen and Milton Datsopoulos, the current officers and directors of Cardinal, will resign as directors and officers and will be replaced with Messrs. Duane N. Martin, Marc
R. Fry and Ralph M. Passino, as directors and also the principal officers of Cardinal.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table and accompanying footnotes set forth certain information as of the Record Date with respect to the stock ownership of (i) those persons known to Cardinal to beneficially own more than 5% of Cardinal's common stock, (ii) each director of Cardinal, (iii) each executive officer of Cardinal, and (iv) all directors and executive officers of Cardinal as a group. The information in the table below does not reflect the reverse split.

                                                 Amount and Nature of               Percent of
Name and Address of Beneficial Owner             Beneficial Ownership*           Outstanding Shares
------------------------------------             --------------------            -------------------
Roland Vetter - CFO and President                         292,758                        1.2%

Carol O'Shea - Treasurer                                  156,667                        0.6%

Dana Hansen - Director                                     83,334                        0.3%

Milton Datsopoulos - Director                             370,834                        1.5%

Richard Bullock                                         4,920,152                       20.1%

EH&P Investments AG                                     1,500,000                        6.1%

Paramount Trading company Inc.                          1,500,000                        6.1%

Ken Swaisland(1)                                        6,783,254                       27.7%

The Nimach Trust                                        1,560,557                        6.4%

All executive officers and
directors as a group (four persons)                       903,593                        3.7%

-------------------

* Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

**       Less than 0.1%.

(1) 1,000,000 of the shares beneficially owned by Mr. Swaisland are registered in the name of Avion Holdings Inc., a company controlled by Mr. Swaisland. 659,920 of the shares beneficially owned by Mr. Swaisland are registered in the name of Samarac Corporation Ltd., a company controlled by Mr. Swaisland, who holds 2,456,667 shares directly in his name. An additional 2,666,667 shares are registered in the name of Jacqueline Swaisland, Mr. Swaisland's wife.

         There were no outstanding options or warrants to purchase shares of common stock issued by Cardinal.

                        DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors Before the Closing of the Share Exchange Agreement

         The following table sets forth information concerning the current directors and executive officers of Cardinal and their ages and positions. Each director holds office until the next annual stockholders' meeting and thereafter until the individual's successor is elected and qualified. Officers serve at the pleasure of the board of directors. These officers and directors will change at the time of the consummation of the acquisition of Universal Food and Beverage Company, a Delaware corporation.

         Name                                      Age              Position
         ------------------                        ----             --------
         Roland Vetter                              52              President, Chief Financial Officer and Director
         Milton Datsopoulos                         65              Director
         Dana Hansen                                45              Director
         Carol O'Shea                               47              Treasurer

         Roland Vetter, President, CFO and Director - Mr. Vetter is a Member of both the Canadian and South African Institute of Chartered Accountants who attended the University of the Witwatersrand in South Africa, where he obtained his Bachelor of Commerce and Bachelor of Accounting degrees. Mr. Vetter was the former Director of Group Financial Services for the Zimco Group, part of the New Mining Business Division of Anglo American Corporation (South Africa's largest conglomerate) and former Chairman of the Anglo American Audit Liaison Committee. Zimco comprised twelve distinct operations involved in mining and manufacturing with a turnover of $300 million per annum and net earnings of $10 million per annum. Since 1989, Mr. Vetter has held positions as the CFO and VP Finance & Admin. for Xenex Innovations Canada Ltd., listed on the TSX Venture Exchange, involved in the commercialization of new technology and more recently as the CEO and COO of Olim Software Development Co. and Milo 1 Software Solutions Ltd. and as a director of Dasek Securities Ltd. Olim had expertise in creating integrated web-databases and e-commerce solutions in the form of Oracle custom-built trading systems; Milo 1 provided Network security solutions for small to mid-sized operations; and Dasek is a Bermuda based internet security and database development company concentrating on network security and web application solutions development for the media relations departments of law enforcement, government and public company clients.

         Milton Datsopoulos, Director - Mr. Datsopoulos attended the University of Montana and earned a Bachelor of Arts degree with high honors in 1962 and a law degree with honors in 1965. In 1974, he and Ron MacDonald formed a general practice law firm now known as Datsopoulos, MacDonald & Lind, P.C., a multi-disciplinary firm of eleven attorneys with specialists in criminal, environmental, personal injury, business, railroad and family law. Mr. Datsopoulos is also involved with several local charitable organizations and youth causes, and is also a strong supporter of the University of Montana and is active in local and national politics. Mr. Datsopoulos is a member of the Montana Trial Lawyers Association (a former President and long time Director), the American Bar Association and the Association of Trial Lawyers of America.

         Dana Hansen, Director - Mr. Hansen graduated Cum Laude with a Masters Degree in Organizational Behavior with a minor degree in Japanese from Brigham Young University. He has over 15 years of experience in the site selection, development, re-merchandising and leasing of approximately 15,000,000 square feet of super-regional malls and high-end specialty lifestyle centers in the United States. Mr. Hansen was formerly a Senior Vice President of leasing for Urban Shopping Centers, one of the largest REITs in the industry, based in Chicago. Additionally, he headed up the leasing and consulting for Urban's contract with the King Fahad Foundation of Rihyad, Saudi Arabia, a $400,000,000 mixed use project located in Saudi Arabia. He is currently President of the Aspen Grove Business Improvement District in Littleton, Colorado (an $11,000,000 special improvement district dedicated to the development of a 600,000 square foot mixed use project), a partner with Poag and McEwen Lifestyle Centers (the industry's largest developer of specialty, lifestyle shopping centers), and is President of the Family Time Foundation in Denver, a non profit corporation seeking to strengthen families. Mr. Hansen was one of three "Father of the Year" nominees in Illinois (1999) and is a volunteer in various civic, religious and arts programs in the Denver area.

         Carol O'Shea - Ms. O'Shea has been in the accounting field for the past twenty-nine years, first working with the Department of Social Services in England, then after immigrating to Canada, as a controller and accounts manager for an automotive dealership, travel agencies, building and construction contractors and on behalf of several U.S. and Canadian publicly listed companies.

Executive Officers and Directors After the Closing of the Share Exchange
Agreement

         Universal Designees

         The information contained herein concerning Universal Designees (as defined below) has been furnished to the Company by Universal and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

         The Share Exchange Agreement provides that, promptly upon the Share Exchange, Universal will be entitled to designate two persons as all of the directors (the "Universal Designees") on the Board.

         The Share Exchange Agreement provides that the Company will increase the size of the Board and/or obtain the resignations of its directors as is necessary to enable the Universal Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Universal Designees to be so elected.

         The Universal Designees will be the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Universal Designees currently is a director of, or holds any positions with, the Company. Universal has advised the Company that, to the best of Universal's knowledge, except as set forth below, none of the Universal Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Universal and the Company in connection with the Share Exchange.

         The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Universal Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is 3830 commerce Drive, St. Charles, Illinois 60174 and the telephone number at that address is (630) 584-8670.


                                                                Present Principal Occupation or Employment;
                    Name and Age                            Material Positions Held During the Past Five Years
                    ------------                            ---------------------------------------------------
Duane N. Martin                              38       Mr. Martin has been a Director, Chairman of the Board of
                                                      Directors and Chief Executive Officer of Universal since its formation in July, 2004. Since 2002, Mr. Martin has President
                                                      and owner of DNM Group, LLC, a real estate and management
                                                      company, DNM Morris, LLC, a retail grocery company, and Martin
                                                      Enterprises, a management company of personal care salons. In
                                                      1999, Mr. Martin was promoted to Executive Vice President of
                                                      IGA Inc, and President of IGA North America, in which
                                                      positions he served until he resigned from IGA to start the ventures identified in the prior sentence. Mr. Martin served in the IGA organization.  From 1997, when he entered the IGA organization,  until 1999, Mr. Martin was Vice President of
                                                      Retail Operations, IGA USA.

Marc R.                                       46      Mr. Fry has been a Director, President and Chief Operating
Fry                                                   Officer of Universal since its formation in July, 2004.  From
                                                      April 1996 to the present, Mr. Fry has been President and
                                                      Chief Executive Officer of Alliance Holdings, Inc. a
                                                      commercial design, construction and development company.  From
                                                      April 1993 to April 1996, Mr. Fry was Vice President and Chief
                                                      Operating Officer of Parmalat USA Corp., and he was President
                                                      and Chief Executive Officer of White Knight Packaging Corp.
                                                      from November 1990 to April 1993 when it was acquire by
                                                      Parmalat.  Mr. Fry was the Regional Technical Manager of Tetra
                                                      Pak Inc. from August 1984 to March 1994.

Ralph M. Passino                              53      Mr. Passino has been the Chief Financial Officer of Universal since August 2004.  From April 2004 to July 2004, Mr. Passino
                                                      was a consultant to GenTek, Inc., an automotive and chemical manufacturer.  From November 2003 to March 2004, Mr. Passino was Executive Vice President and Chief Financial Officer of
                                                      American Household Inc. (formerly, Sunbeam Corporation).  From
                                                      October 1986 to April 2003, Mr. Passino was the Chief
                                                      Financial Officer and then Vice President and General Manager of General Chemical Group Inc., an automotive and chemical manufacturer.

Executive Compensation

         The following table sets forth the cash compensation of Cardinal's executive officers and directors during of the years 2001, 2002 and 2003. The remuneration described in the table represents compensation received from Hesperia Trust and does not include the cost to the company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of Cardinal's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $50,000 or 10% of such officer's cash compensation.

         Summary Compensation Table (Pre-consolidation)

                                                                                                      Long Term
                                                          Annual Compensation                         Compensation
                                           ---------------------------------------------------    ---------------------
                                                                    Other Annual
Name and                                                           Compensation     Restricted
Principal Position            Year         Salary      Bonus       (Consulting)     Stock         Options      Others
------------------            ----         ------      -----      -------------     ----------    -------      ------
Roland Vetter                2003 (1)        0        $25,000         $67,000        678,273         0            0
President, CFO               2002 (2)        0           0            $20,000        200,000         0            0
                             2001            0           0               0              0            0            0
Andrew Schwab                     (3)        0        $25,000         $80,000       1,150,000        0            0
Secretary and                     (4)        0           0            $88,000        500,000         0            0
Director                     2001 (5)                    0            $60,000           0            0            0
Carol O'Shea                      (6)        0        $25,000         $22,000        470,000       50,000         0
Treasurer                         (7)        0           0            $30,000           0            0            0
                             2001 (8)        0           0            $6,394            0          15,000         0
Dana Hansen                       (9)                 $25,000            0           250,000      150,000         0
Director                     2002                        0               0              0            0            0
                             2001                        0               0              0            0            0
Milton Datsopoulos           2003(10)                 $50,000            0          1,012.,500    150,000         0
Director                     2002                        0               0              0            0            0
                             2001                        0               0                           0            0

1. Cardinal entered into a consulting agreement with Mr. Vetter, our President and CFO, on April 30, 2003 for a period of 12 months at a rate of $7,000 per month. During 2003, Mr. Vetter was awarded a bonus of $25,000 which was included within a debt settlement agreement which issued to Mr. Vetter 678,273 common shares (pre-consolidation) at $0.10 per share in settlement of an aggregate debt of $67,827.33.

2. Mr. Vetter provided consulting services to our company in 2002 valued at $20,000 and paid for through the issuance of 200,000 shares (pre-consolidation) at $0.10 per share.

3. Mr. Schwab resigned for personal reasons as an officer and director of Cardinal on July 13, 2004 and previously had been paid pursuant to a consulting agreement dated April 24, 2002, between our company and A.

         Schwab & Associates Inc., ("AS&A") a company owned by Mr. Schwab, for an aggregate fee of $8,000 per month of which $4,000 per month was to be deferred, until April, 2003, whereupon the rate was reduced to $6000 per month. AS&A was awarded a bonus of $25,000 which was included within the consulting fee in a debt settlement agreement which issued to AS&A 1,150,000 common shares (pre-consolidation) at $0.10 per share in settlement of an aggregate debt of $115,000.

4. Mr. Schwab was paid pursuant to a consulting agreement dated April 24, 2002, between Cardinal and AS&A for an aggregate fee of $8,000 per month of which $50,000 was included within a debt settlement agreement for 500,000 common shares (pre-consolidation) at $0.10 per share.

5. Mr. Schwab was paid pursuant to a consulting agreement dated April 23, 2001, between Cardinal and AS&A for a fee of $4,000 per month. On September 24, 2001, the consulting agreement was amended to increase the fees payable to $5,000 per month..

6. Ms. O'Shea, our Treasurer, is paid the approximate sum of $1,500 per month. Ms. O'Shea was awarded a bonus during 2003 of $25,000 which together with her consulting fee, was included within a debt settlement agreement in exchange for 470,000 common shares (pre-consolidation) at $0.10 per share. On January 20, 2003, Ms. O'Shea was granted options to purchase 50,000 common shares (pre-consolidation) in the capital of Cardinal. The options vest six months from the date of grant, are exercisable at a price of $0.50 (pre-consolidation) per share and expire on January 19, 2006. The options have been cancelled.

7. Ms. O'Shea received the approximate sum of $2,500 per month as Cardinal's bookkeeper and Treasurer during 2002.

8. Ms. O'Shea received $6,394 in respect of bookkeeping services for Cardinal and on September 24, 2001, Ms. O'Shea was granted options to purchase 15,000 common shares (pre-consolidation) in the capital of Cardinal. The options vest six months from the date of grant, are exercisable at a price of $1.70 per share (pre-consolidation) and expire on September 24, 2006. The options have been cancelled.

9. Mr. Hansen received a bonus of $25,000 during 2003 which was included within a debt settlement agreement which then issued to Mr. Hansen 250,000 common shares (pre-consolidation) at $0.10 per share. On January 20, 2003, Mr. Hansen was granted options to purchase 150,000 common shares (pre-consolidation) in the capital of Cardinal. The options vest six months from the date of grant, are exercisable at a price of $0.50 (pre-consolidation) per share and expire on January 19, 2006. The options have been cancelled.

10. Mr. Datsopoulos received a bonus of $50,000 during 2003 and in addition, was repaid for cash loans he had advanced to the company in the aggregate amount of $51,250. which was included within a debt settlement agreement which then issued to Mr. Datsopoulos 1,012,500 common shares (pre-consolidation) at $0.10 per share. On January 20,

         2003, Mr. Datsopoulos was granted options to purchase 150,000 common shares (pre-consolidation) in the capital of Cardinal. The options vest six months from the date of grant, are exercisable at a price of $0.50 (pre-consolidation) per share and expire on January 19, 2006. The options have been cancelled.

                               EXECUTIVE OFFICER/DIRECTOR OPTION GRANTS IN LAST FISCAL YEAR*

                                     Number of          Percent of total
                                    securities           options granted       Exercise or
                                underlying options       to employees in       base price
Name                                  granted              fiscal year          ($/Share)          Expiration Date
----------------------------    --------------------    ------------------    --------------     --------------------
Milton Datsopoulos                    150,000                 20.0%               $0.50          January 19, 2006
Dana Hansen                           150,000                 20.0%               $0.50          January 19, 2006
Carol O'Shea                          50,000                  6.6%                $0.50          January 19, 2006
Andrew Schwab**                       400,000                 53.3%               $0.50          Expired

------------------------------------

* All options have been cancelled by agreement with the option holder.

** Mr. Schwab resigned as an officer and director on July 13, 2004.

                       AGGREGATED OPTION EXERCISES IN LAST
                  FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                              Number of
                                                                             Securities
                                                                             underlying               Value of
                                                                             unexercised             unexercised
                            Shares acquired on                            options at fiscal       options at fiscal
Name                           exercise (#)        Value Realized ($)         year-end                year-end
-----------------------    ---------------------   -------------------   --------------------    --------------------
Nil                                Nil                    Nil                    Nil                     Nil

Future Executive Compensation

         After the share exchange, compensation arrangements that are commensurate with the type of business Universal is involved in and the stage of development Universal has currently obtained, will be implemented.

Director Compensation

         Persons who are directors and employees will not be additionally compensated for their services as a director. There is no plan in place for compensation of persons who are directors who are not employees, but it is expected that in the future we will create a remuneration and reimbursement plan.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Exchange Act requires the our directors and executive officers, and persons who own more than 10% of the outstanding shares of our common stock, to file initial reports of beneficial ownership and reports of changes in beneficial ownership of shares of common stock with the commission. Such persons are required by commission regulations to furnish us with copies of all Section 16(a) forms they file.

         Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during the year ended December 31, 2003, and upon a review of Forms 5 and amendments thereto furnished to us with respect to the year ended December 31, 2003, or upon written representations received by us from certain reporting persons that no Forms 5 were required for those persons, we believes that no director, executive officer or holder of more than 10% of the outstanding shares of common stock failed to file on a timely basis the reports required by Section 16(a) of the Exchange Act during, or with respect to, the year ended December 31, 2003.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On January 9, 2002, the Board approved the conversion of a loan of $1,554,562 from Mr. Bullock, a significant shareholder of Cardinal, into 1,554,562 Series C convertible preferred shares with a stated value of $1.00 per share. The Series C preferred stock have no voting rights and receive no dividends. On December 28, 2003, an agreement was reached with Mr. Bullock to issue that number of common shares at a ratio of two shares of common stock of Cardinal for each one Series C preferred share, post the one for three outstanding reverse split that was effected in December 2003. These shares of common stock have been issued. They will be subject to the Reverse Split discussed herein.

         On December 23, 2003, Cardinal issued 1,877,694 shares of common stock to Mr. Bullock to settle loans and interest in the amount of $563,308. This transaction was unrelated to the agreement to issue the Series C preferred stock.

         In the accounts payable amounts reflected on the June 30, 2004 financial statements are accounts in the amount of $130,338 payable to private companies controlled by Ken Swaisland, a significant shareholder, by Roland Vetter, our President, by Carol O'Shea, our Treasurer and by Andrew Schwab, a former director of the company. Accounts payable to private companies controlled by Mr. Swaisland in the fiscal years ended December 31, 2002 and December 31, 2003 were $126,102 and $5,000, respectively. Accounts payable to all of the officers and directors of Cardinal in the fiscal years needed December 31, 2002 and 2003 were $94,298 and $12,724, respectively.

         Cardinal has been billed an aggregate of $95,000 for the six months ended June 30, 2004 (June 30, 2003 - $132,750) by Ken Swaisland and by officers, directors and private companies controlled by them for administrative, management and consulting fees.

         On January 26, 2004, we executed an Assignment of Purchase Option Agreement with Ken Swaisland, a majority stockholder of Cardinal, for an option to purchase all the assets of Hunter Gold Mining Inc. and Hunter Gold Mining Corporation, including the Bates-Hunter Mine and the Golden Gilpin Mill (collectively the "Bates-Hunter Mine"), including a dewatering plan, mining properties, claims, permits and all ancillary equipment free and clear of any and all financial liens or encumbrances, for a fixed price of $3,000,000 and 1% net smelter royalty payable to Goldrush Casino and Mining Corporation. Mr. Swaisland was to receive $30,000 on signing the assignment and conditional upon closing the acquisition, a 2% net smelter return royalty and 2,000,000 share purchase warrants at a price equal to the 10 day trading average immediately prior to the formal closing of the acquisition. On July 26, 2004, Cardinal announced that it was unable to finance the work programs as required within the terms of the option agreement to purchase the Bates-Hunter Mine, and returned the option to Mr. Swaisland. The $30,000 signing fee and related expenses were forgiven by Mr. Swaisland.

CARDINAL MINERALS, INC.

Dated:   January  25, 2005